Exhibit (d)(2)

MUTUAL CONFIDENTIALITY AGREEMENT

This Mutual Confidentiality Agreement (“Agreement”), effective as of August 9, 2024 (the “Effective Date”), is entered into by and between CECO ENVIRONMENTAL CORP, a Delaware corporation, having a place of business at 14651 N. Dallas Parkway, Suite 500, Dallas, TX 75254, and all entities directly or indirectly controlled, controlling and under common control with it (collectively, “CECO”), and PROFIRE ENERGY, INC., a Nevada corporation (“Profire”), having its principal place of business at 321 South 1250 West, Suite 1, Lindon, Utah 84042, (each of CECO and Profire, a “Party” and collectively, “Parties” ).

WHEREAS, in connection with a possible negotiated transaction (referred to by the Parties as “Project Panther”) (the “Purpose”), the Parties desire to share certain information that is non-public, confidential, or proprietary in nature or that constitutes trade secrets.

NOW, THEREFORE, in consideration of the mutual covenants, terms, and conditions set out herein, the Parties agree as follows:

1)	Confidential Information. Except as set out in this Section 1, “Confidential Information” means all information or trade secrets disclosed before, on, or after the Effective Date, by either Party (“Disclosing Party”) to the other Party (“Recipient”) or its affiliates, or to any of such Recipient’s or its affiliates’ employees, officers, directors, partners, shareholders, agents, attorneys, accountants or advisors (collectively, “Representatives”), and includes, but is not limited to all information, data, documents, agreements, files, and other materials, which is obtained from or disclosed by the Disclosing Party, its Representatives, or otherwise, and whether obtained before or on or after the date hereof regarding the Disclosing Party, including, without limitation, all notes, analyses, compilations, reports, forecasts, studies, samples, and other documents prepared by or for the Recipient which contain or otherwise reflect or are derived or based in whole or in part on such information, data, documents, agreements, files, or other materials, and any information related to an identified, or a directly or indirectly identifiable, natural person (“Personal Data”) and any information afforded protection under applicable law, whether disclosed orally or disclosed or accessed in written, electronic or other form or media.

2)	Exclusions from Confidential Information. Except as required by applicable law, the term “Confidential Information” shall not include information that: (a) is or becomes generally available to and known by the public through no fault of, or other than as a result of a breach of this Agreement by, Recipient or any of its Representatives; (b) at the time of disclosure is, or thereafter becomes, available to Recipient on a non-confidential basis from a third-party source that is not and was not legally, contractually or fiducially prohibited from disclosing such information to Recipient; (c) was known by or in the possession of Recipient or its Representatives, as established by documentary evidence, before being disclosed under this Agreement; or (d) was or is independently developed by Recipient, as established by documentary evidence, without use of or reference to any of Disclosing Party’s Confidential Information.

3)	Recipient Obligations. With respect to Disclosing Party’s Confidential Information, Recipient shall: (a) safeguard the confidentiality of such Confidential Information with at least the same degree of care as Recipient would protect its own Confidential Information, but in no event with less than a commercially reasonable degree of care; (b) use such Confidential Information, or permit it to be accessed or used, only for the Purpose; (c) not use such Confidential Information, or permit it to be accessed or used, in any manner to Disclosing Party’s detriment; (d) not reverse engineer, decompile, or disassemble Confidential Information; and (e) except as required by law or permitted under this Agreement, not disclose such Confidential Information to any third party, except to Recipient’s Representatives who (i) need to know such Confidential Information to assist or act on behalf of Recipient in relation to the Purpose or to exercise Recipient’s rights under this Agreement; (ii) are informed by Recipient of the confidential nature of such Confidential Information; and (iii) are subject to confidentiality obligations to Recipient that are no less protective than this Agreement. Recipient shall be responsible for any breach of this Agreement caused by any of its Representatives. In addition, Recipient shall promptly notify Disclosing Party upon the discovery of any loss, any unauthorized disclosure, access, or use of any of Disclosing Party’s Confidential Information, or any breach of this Agreement, by Recipient or any of its Representatives. In such an event, Recipient and its Representatives shall use commercially reasonable efforts to assist Disclosing

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Party to regain possession of all such Confidential Information and to prevent any such further loss, breach, disclosure, access, and use.

4)	Additional Confidentiality Obligations. Except as required by law, regulation, order, or other similar requirement of any governmental, regulatory, or supervisory authority or any applicable rules and regulations of any national securities exchange, or except as otherwise permitted by this Agreement, neither Party shall disclose, nor permit any of its Representatives to disclose, (a) that Disclosing Party’s Confidential Information has been made available to Recipient and its Representatives; (b) the existence or status of any discussions or negotiations between the Parties in respect of the Purpose; or (c) any terms, conditions or other arrangements that are being discussed or negotiated between the Parties in respect of the Purpose.

5)	Required Disclosure. Recipient or its Representatives may disclose any of Disclosing Party’s Confidential Information as required by law or by subpoena or valid order issued by a court or governmental agency of competent jurisdiction (a “Legal Order”) without violating this Agreement, provided that before making any such disclosure, Recipient shall, to the extent permitted by law, provide Disclosing Party with (a) prompt written notice of such Legal Order; and (b) reasonable assistance, at Disclosing Party’s sole cost and expense, in opposing or seeking appropriate limitations on such disclosure. If the court of competent jurisdiction finds that such Legal Order remains valid notwithstanding any legal challenge, those to whom it is directed (i) shall disclose no more than that portion of Confidential Information specifically required to be disclosed, and (ii) on Disclosing Party’s request, shall use reasonable efforts to obtain confidential treatment of Confidential Information from the applicable court or agency.

6)	“Click Through” Agreements. The terms of this Agreement shall control over any additional purported confidentiality requirements imposed by an offering memorandum or electronic database, dataroom, or similar repository of Confidential Information to which Recipient or its Representatives are granted access in connection with this Agreement or the Purpose, notwithstanding acceptance of such an offering memorandum or submission of an electronic signature, “clicking” on an “I Agree” icon or other indication of assent to such additional confidentiality conditions, it being understood and agreed that Recipient’s and its Representatives’ confidentiality obligations with respect to the Confidential Information are governed by this Agreement.

7)	Return or Destruction of Confidential Information. At Disclosing Party’s written request, Recipient and its Representatives shall, at Recipient’s election, promptly (a) return to Disclosing Party all originals and copies, whether in written, electronic or other form or media, of Disclosing Party’s Confidential Information, or (b) destroy all such originals and copies and certify such destruction in writing to Disclosing Party. The foregoing notwithstanding, neither Recipient nor its Representatives are required to return or destroy digital copies of any records or files containing Disclosing Party’s Confidential Information that have been created pursuant to automated business processes such as document retention, archiving or backup policies and procedures, provided that (i) each and any such copies of Confidential Information is not accessible other than to personnel whose function is primarily information technology in nature, (ii) such personnel have access to such Confidential Information only as is reasonably necessary for the performance of their ordinary course duties and (iii) if any such Confidential Information becomes accessible to personnel whose function is not primarily information technology in nature, Recipient shall promptly and permanently destroy such Confidential Information; however (A) Recipient’s legal department and external legal counsel may each retain a copy of each document containing Confidential Information (other than personally identifiable information) for use in disputes relating to this Agreement or the Purpose and (B) Recipient may retain such Confidential Information as is required to be retained to comply with applicable law or any order of a governmental authority; provided that in such case of (i), (ii), and (iii), Recipient shall continue to treat any Confidential Information so retained in accordance with the terms of this Agreement and such obligation shall survive the termination of this Agreement. Upon request, Recipient shall deliver a certificate signed by an authorized officer of Recipient who supervised the return or destruction of the Confidential Information certifying Recipient compliance with this Section 7. Notwithstanding the return or destruction of the Confidential Information, Recipient and its Representatives shall continue to be bound by the confidentiality and other obligations hereunder during the Term of this Agreement.

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8)	Term and Expiration. The term of this Agreement shall be for a period of two (2) years, commencing on the Effective Date, or until Project Panther is consummated, whichever comes first; provided, however, that the obligations of Recipient and its Representatives with respect to any trade secret information of Disclosing Party shall remain in effect for so long as such information remains a trade secret under applicable law.

9)	No Representations or Warranties. Neither Disclosing Party nor any of its Representatives make(s) any representation or warranty, expressed or implied, as to the accuracy or completeness of the Confidential Information disclosed hereunder. Neither Disclosing Party nor any of its Representatives shall have any liability to Recipient or any of its Representatives relating to or resulting from its/their use of any of such Confidential Information or any errors therein or omissions therefrom.

10)	No Transfer of Rights, Title or Interest. Each Party hereby retains its entire right, title and interest, including, but not limited to, all intellectual property rights, in and to all of such Party’s Confidential Information. In no event shall disclosure of Confidential Information by Disclosing Party be construed as an assignment, grant, option, license or other transfer of any such right, title or interest whatsoever to Recipient or any of its Representatives.

11)	No Other Obligation. Neither Party shall be under any obligation of any kind whatsoever to enter into any relationship, investment, contract or transaction by virtue of this Agreement. Either Party may at any time, solely at its discretion, with or without cause, terminate discussions and negotiations with the other Party, in connection with the Purpose or otherwise. Each Party agrees that the investigation of the other Party by such Party and its Representatives is entirely at such Party’s own expense and risk. Nothing in this Agreement shall be construed as obligating either Party to provide, or to continue to provide, any information to the other Party.

12)	No Solicitation. Except with the express permission of the other Party, each Party agrees that for a period of 18 months from the Effective Date, neither such Party nor its Representatives will directly or indirectly solicit or hire any officer, director, or employee of the other Party, or any of their respective subsidiaries, except pursuant to a general solicitation that is not directed specifically to any such employees.

13)	Standstill Agreement. Unless approved in advance in writing by the board of directors of the other Party, each Party agrees that neither it nor any of its Representatives that has received Confidential Information or is acting on behalf of or in concert with such Party (or any of its Representatives) will, for a period of 18 months after the date of this Agreement, directly or indirectly:

a)	make any statement or proposal to the board of directors of the other Party, any of the other Party’s Representatives or any of the other Party’s stockholders regarding, or make any public announcement, proposal, or offer (including any “solicitation” of “proxies” as such terms are defined or used in Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to, or otherwise solicit, seek, or offer to effect (including, for the avoidance of doubt, indirectly by means of communication with the press or media): (i) any business combination, merger, tender offer, exchange offer, or similar transaction involving the other Party or any of its subsidiaries, (ii) any restructuring, recapitalization, liquidation, or similar transaction involving the other Party or any of its subsidiaries, (iii) any acquisition of any of the other Party’s loans, debt securities, equity securities or assets, or rights or options to acquire interests in any of the other Party’s loans, debt securities, equity securities, or assets, or (iv) any proposal to seek representation on the board of directors of the other Party or otherwise seek to control or influence the management, board of directors, or policies of the other Party;

b)	instigate, encourage, or assist any third party (including forming, joining or participating in a “group” as defined in the Exchange Act and the rules promulgated thereunder) to do, or enter into any discussions or agreements with any third party with respect to, any of the actions set forth in Section 13(a);

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c)	take any action that would reasonably be expected to require the other Party or any of its affiliates to make a public announcement regarding any of the actions set forth in Section 13(a);

d)	acquire (or propose or agree to acquire), of record or beneficially, by purchase or otherwise, any loans, debt securities, equity securities, or assets of the other Party or any of its subsidiaries, or rights or options to acquire interests in any of the other Party’s loans, debt securities, equity securities, or assets; or

e)	enter into any discussions or arrangements with any person or entity with respect to any of the foregoing.

Notwithstanding anything in this Section 13 to the contrary, each Party shall have the right to make a confidential proposal for or offer of a business combination to the board of directors of the other Party (a “Permitted Proposal”) so long as any such Permitted Proposal or the negotiations or discussions related thereto are kept confidential, are not disclosed to any person by the proposing Party or any of its Representatives in violation of this Agreement and are not made in a manner that would require the other Party to make a public disclosure with respect thereto under applicable law.

14)	No Waiver of Privilege. To the extent that any Confidential Information includes materials or other information subject to the attorney-client privilege, work product doctrine, or any other applicable privilege or doctrine concerning pending or threatened legal proceedings or governmental investigations, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention, and mutual understanding that the sharing of such material or other information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine, or other applicable privilege or doctrine as a result of disclosing any Confidential Information (including Confidential Information related to pending or threatened litigation) to the Recipient or any of its Representatives. Accordingly, all Confidential Information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege or doctrine shall remain entitled to protection thereunder and shall be entitled to protection under the joint defense doctrine, and the Parties agree to take all measures necessary to preserve, to the fullest extent possible, the applicability of all such privileges or doctrines.

15)	Securities Law Compliance. Each Party hereby acknowledges that it understands that: (a) the Confidential Information may contain or constitute material non-public information concerning the Disclosing Party and its affiliates; and (b) trading in the Disclosing Party’s securities while in possession of material nonpublic information or communicating that information to any other person who trades in such securities could subject the Recipient to liability under the U.S. federal and state securities laws, and the rules and regulations promulgated thereunder, including Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. Each Party agrees that it and its controlled affiliates will comply with such securities laws. Nothing herein will be deemed to constitute an admission by either Party or any of their respective Representatives that any Confidential Information in fact contains material non-public information concerning the Disclosing Party.

16)	Remedies. Each Party acknowledges and agrees that money damages might not be a sufficient remedy for any breach or threatened breach of this Agreement by such Party or its Representatives. Therefore, in addition to all other remedies available at law or in equity (which neither Party waives by the exercise of any rights hereunder), the non-breaching Party shall be entitled to seek specific performance, injunctive and other equitable relief as a remedy for any such breach or threatened breach, and the Parties hereby waive any requirement for the securing or posting of any bond or the showing of actual monetary damages in connection with such claim.

17)	Legal Fees. In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines that Recipient or its Representatives have breached this Agreement, then Recipient shall be liable and pay to the Disclosing Party the reasonable legal fees and costs incurred by the Disclosing Party in connection with such litigation, including any appeal therefrom, as a court of competent jurisdiction may deem appropriate under the circumstances.

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18)	Financial Advisor. CECO understands and agrees that Profire’s financial advisor, Stephens, Inc. (the “Financial Advisor”), shall arrange for appropriate contacts for due diligence purposes with CECO as the Financial Advisor and the Company in their sole discretion shall determine. CECO understands and agrees that all (a) communications regarding Project Panther, (b) requests for additional information, (c) requests for management meetings, and (d) discussions or questions regarding procedures, shall be submitted or directed exclusively to the Financial Advisor.

19)	Governing Law, Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada. Each Party consents and submits to the exclusive jurisdiction of the courts of Utah for the adjudication of any action, suit or proceeding arising out of this Agreement. Each party waives any and all objections it may have to such venue for reasons of personal or subject matter, jurisdiction and forum non conveniens.

20)	Notices. All notices and other communications hereunder shall be (a) in writing; (b) deemed to have been given (i) when hand-delivered (with written confirmation of receipt), (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), or (iii) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid; and (c) sent to the applicable Party to the address set forth in the signature block below (or to such other address that a Party from time to time in accordance with this Section).

21)	Entire Agreement. This Agreement constitutes the entire agreement of the Parties regarding the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written oral, regarding such subject matter. This Agreement may be amended, modified or supplemented only by an agreement in writing signed by each Party.

22)	Severability. If any part or provisions of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable by any rule or law, or public policy, all other provisions of this Agreement shall nevertheless remain in full force and effect. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties to the extent possible without being invalid, illegal or unenforceable.

23)	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

24)	Assignment. Neither Party may assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other Party. Any purported assignment or delegation in violation of this Section shall be null and void. No assignment or delegation shall relieve the assigning or delegating Party of any of its obligations hereunder. This Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer on any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

25)	Waivers. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set out in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

26)	Interpretation. In this Agreement, unless the context clearly indicates otherwise, (a) words used in the singular may be read as the plural and vice versa; (b) the word “or” shall not be exclusive; (c) the words “this Agreement,” “herein,” “hereunder,” “hereto” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular provision of this Agreement; and (d) the section titles herein are for reference only and shall not be deemed to be a part of or to affect the meaning or interpretation of this Agreement.

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27)	Advance Waiver.

a)	CECO acknowledges that Profire has engaged Mayer Brown LLP (together with its affiliates, “Mayer Brown”) as its legal counsel in connection with Project Panther. CECO hereby, on behalf of itself and its affiliates, (i) consents to the continued representation of Profire by Mayer Brown in connection with Project Panther, notwithstanding the fact that Mayer Brown may have represented, and may currently or in the future represent, CECO or any of its affiliates with respect to unrelated matters and (ii) waives any actual or alleged conflict and actual or alleged violation of ethical or comparable rules applicable to Mayer Brown that may arise from representation of Profire in connection with Project Panther. In addition, CECO hereby acknowledges that its consent and waiver under this Section 26(a) is voluntary and informed.

b)	Profire acknowledges that CECO has engaged Foley & Lardner LLP (together with its affiliates, “Foley”) as its legal counsel in connection with Project Panther. Profire hereby, on behalf of itself and its affiliates, (i) consents to the continued representation of CECO by Foley in connection with Project Panther, notwithstanding the fact that Foley may have represented, and may currently or in the future represent, Profire or any of its affiliates with respect to unrelated matters and (ii) waives any actual or alleged conflict and actual or alleged violation of ethical or comparable rules applicable to Foley that may arise from representation of CECO in connection with Project Panther. In addition, Profire hereby acknowledges that its consent and waiver under this Section 26(b) is voluntary and informed.

IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the Effective Date.

CECO Environmental Corp.		Profire Energy, Inc.

By:	/s/ Lynn Watkins-Asiyanbi	By:	/s/ Ryan W. Oviatt

Name:	Lynn Watkins-Asiyanbi	Name:	Ryan W. Oviatt

Title:	Chief Administrative and Legal Officer	Title:	Co-CEO & CFO

Address for Notice:		Address for Notice:
CECO Environmental Corp. ATTN: Office of The General Counsel 14651 Dallas Parkway, Suite 500 Dallas, Texas 75254 Email for notice:		Profire Energy, Inc. 321 S 1250 W, Suite 1 Lindon, Utah 84042 Email for notice:

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